For Period Ending 12/31/02
File No. 811-8274

Item 77O.  Transactions Effected Pursuant to Rule 10f-3

MassMutual Small Cap Growth Equity Fund (Series 11)

On October 25, 2002, Registrant purchased 32,300 shares issued by Wynn Resorts Ltd at a price of $13.00 per share, amounting to a $419,900 aggregate purchase price. Jeffries & Co., an affiliate of Wellington Management Company, LLP participated in the underwriting syndicate. Bank of America Securities was the broker from whom the Fund purchased shares.

MassMutual Overseas Fund (Series 20)

On September 18, 2002, Registrant purchased 10,400 shares issued by AEGON N.V. at a price of $9.774 per share, amounting to a $101,649.60 aggregate purchase price. J.P. Morgan Chase, an affiliate of American Century Investment Management, Inc., participated in the underwriting syndicate. Morgan Stanley was the broker from whom the Fund purchased shares.